EXHIBIT 14

Private & Confidential

9 April 2002

Mr Stuart Hinchen

34 Stanhope Grove

CAMBERWELL VIC 3124

Dear Stuart,

It is with pleasure that I offer you the appointment to the position of President Faulding Pharmaceutical Co, as an Australian based expatriate under the following terms and conditions. This position will be located in New Jersey and you will report to the Group General Manager, Pharmaceuticals.

Employer

Your contract of employment is with Mayne Group Limited ABN 56 004 073 410 (Mayne). As an employee of Mayne, you may be required to provide services to any company in the Mayne Group and all entities which are subsidiaries of Mayne.

Contract Terms

This contract shall take effect from 15 April 2002 and will supersede in its entirety your current employment contract and arrangements, which shall be deemed to have terminated by mutual consent as from 14 April 2002. However, for the purposes of service-related benefits of employment, your service with Mayne will be regarded as continuous from the 12 April 1999 the date you initially commenced employment with the Group or a related company.

Duties

Your responsibilities in this position are as outlined in the attached position description. You may however, be required to undertake other duties and responsibilities from time to time in addition to or in substitution for all or any duties of the position. As a consequence, or for other reasons, your reporting responsibility and/or position title may also be altered from time to time. In this event, your remuneration and other benefits under this contract will not be altered without your consent, except to the extent that this contract permits.

Term of Assignment

This assignment is, depending upon specific business requirements, for a period of 2 to 3 years. On completion of the assignment you will be relocated to Australia or to an alternative mutually agreed location.

United States of America Visas

This offer of employment is conditional upon you obtaining the visas necessary for you to take up employment in the USA over the proposed term of the assignment.

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Remuneration

Your remuneration in this position will be based on an Australian Total Employment Cost (TEC) of $299,200 per annum. For the purposes of expatriate remuneration build up, your base salary will be $257,312 per annum, which represents the value of your TEC less Superannuation.

The nett value of your base salary is adjusted to account for the cost of living in the USA and the nature of expatriate secondments as set out in the attached Schedule A.

The effect of cost of living differentials and exchange rates on the remuneration paid in the USA is reviewed regularly using information from an international consultancy, Employment Conditions Abroad (ECA), as well as on any occasion of major changes in relativities.

Your next remuneration review will be in June 2002. Thereafter, your remuneration will be reviewed annually, usually in June, with any increase which may arise from each review being effective on 1 July. Mayne may alter the review and operative dates from time to time.

Retention Payment

Subject to you remaining in continuous employment with Mayne to the dates indicated, you will be entitled to the following Retention payments:

1 July 2002	$60,000
1 July 2003	$80,000

Short Term Incentive (Bonus)

You will be eligible to participate in the Mayne short term incentive scheme where a bonus of 20% of TEC may be awarded for the achievement of agreed target objectives, related to the success factors of the Group. For outstanding performance, a higher bonus to a maximum of 40% of TEC may be awarded. Your target performance and parameters will be agreed at the commencement of each measurement period.

Long Term Incentive Scheme

It is noted that you are eligible to participate in the Mayne Group Executives’ Share Option Scheme (ESOS) with an existing allocation of 70,000 options.

In addition, under separate cover you will receive a letter of offer for 50,000 options along with the rules related to the Scheme. The exercise price will be the last sale price of shares recorded on the Australian Stock Exchange on the business day immediately preceding the date of effect of this contract.

Superannuation

You will remain a member of the Mayne Superannuation Fund.

Salary for Superannuation will be at the rate of 80% of TEC. The Company will contribute to the Fund at the rate of 17.5% of Superannuation salary.

Re-assignment

You may be reassigned to another position from time to time. Such reassignment will only occur after consultation with you, particularly as to your career development and your own circumstances.

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Termination of Employment

You may resign from your employment and terminate this contract by giving to Mayne no less than 6 months’ notice in writing. If you do so, Mayne is not obliged to provide you with duties during the notice period. In the event, you resign to join a competitor. Mayne reserves the right to require you to serve the notice period on an active or passive basis.

Similarly, Mayne may at any time, terminate your employment by giving no less than 6 months’ notice in writing or payment in lieu. Payment in lieu of notice will be at the rate equivalent to your TEC for the period of notice.

In the case of serious misconduct (including disclosure of confidential information or other serious or continuing breaches of this contract), Mayne may terminate your employment without notice. In this case, you will receive only accrued but untaken leave entitlements.

Retrenchment

If your employment is terminated on the grounds of redundancy, retrenchment benefits payable to you will accord with the terms of the retrenchment policy applicable to Mayne staff at that time, except that, the payment in respect of notice will be not less than the notice period provided above.

Mayne Group Policies

You will be required to comply with Mayne Group policies and procedures generally, as established and varied from time to time.

Confidentiality

It is agreed that, without limiting any express or implied obligation of confidentiality upon you under any statute (including the corporation law) you undertake that you will not divulge to any person or use any trade secrets or confidential information concerning the business, financial arrangements or any further information belonging to the Mayne, except with the written authority of the undersigned.

Confidential information includes any information (written or verbal) of a commercial, technical or financial type which is not publicly available.

Restriction on Activities

It is agreed that you will not during your employment with Mayne or within six months after cessation, either on your own account or for a jointly with any other person, or company, solicit interfere with or endeavour to entice away from Mayne or its subsidiaries any person firm or company who at any time within one year prior to the date on which you cease to be employed by the Company was a customer, or employee of, or in the habit of dealing with Mayne or any of its subsidiaries.

Applicable Law

This contract of employment will be governed by the law of the State of Victoria. Nothing in this paragraph is to be taken to exclude any other applicable legislation, either of a State or the Commonwealth.

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Schedule of Transfer Conditions and Benefits

The employment benefits applicable to you in this position are recorded in the attached Schedule B.

Please note that the procedures and provisions of benefits are subject to review from time to time.

Attachments

The enclosed attachments to this letter form part of the terms and conditions of your contract of employment.

Acceptance

To signify your acceptance of this offer of employment under the conditions outlined above, please sign, date, and return the duplicate of this letter to me.

Yours sincerely,

ALAN M REID

Group General Manager, Pharmaceuticals

Att:     Expatriate Salary & Allowances

            Schedule of Transfer and Benefits

            TEC Schedule

I acknowledge having received and read this letter and each of its attachments, and I accept the offer of employment on the terms set out in this letter.

Stuart Hinchen

Date: / /

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SCHEDULE OF TRANSFER CONDITIONS AND BENEFITS

Name:             Stuart Hinchen

Position:         President, Faulding Pharmaceutical Co

Date:               15 April 2002

These benefits apply subject to variation as advised in the covering letter. Full details of the benefits and conditions are available from the Group General Manager – Personnel.

Dependent Family

The provisions within this schedule and the expatriate remuneration are based on a family consisting of spouse and 5 dependant children.

RELOCATION

Travel

On commencement of the expatriation assignment you will be entitled to Business class travel for you and your immediate family, Australia to the USA, via Honolulu.

Relocation Allowance

You will be entitled to a lump sum tax free relocation allowance equivalent to 1 month’s Superannuation salary, paid as nett, to cover the incidental costs of relocation at the commencement of your assignment.

LEAVE AND ASSOCIATED TRAVEL

Annual Leave

Annual leave credits will continue to accrue at the rate of 20 working days per annum. Any annual leave credit accumulated during the assignment shall be taken prior to return to Australia or paid out upon repatriation.

Leave Air Travel

You are entitled to one normal return Business Class Airfare from the USA to Australia for you and your immediate accompanying family for each full year of service in the USA.

Should you wish to travel to other destinations this is acceptable provided the total cost in any year does not exceed the equivalent to returning to Australia.

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Sick Leave

Sick Leave will continue to accrue at the rate of 10 days per annum.

Discretion will apply to the payment of sick leave taken beyond the available credits.

Long Service Leave (where applicable)

Long Service Leave will continue to accrue under Australian conditions for the duration of this assignment.

Compassionate Leave

Whilst on assignment, in the event of death or serious illness of any immediate family member, on approval of the Group General Manager, Pharmaceuticals or his/her delegate, you (and your immediate accompanying family) will be entitled to compassionate leave and business class travel to Australia.

HOUSING AND BENEFITS

Housing

You will be entitled to furnished housing for the duration of your secondment in the USA, as approved by the Group General Manager, Pharmaceuticals.

Mayne will meet utility costs related to your accommodation.

Telephone

A house telephone will be provided in the USA. The company will reimburse rental charges and all calls.

Company Vehicle

You will be provided with an appropriate vehicle whilst in the USA, as approved by the Group General Manager, Pharmaceuticals. The Company will cover the cost of maintenance, registration, insurance and petrol; however, the payment of any fines incurred by yourself, or others your authorize to drive the vehicle is your responsibility.

Children’s Education (if applicable)

Mayne will meet the cost of full-time education for your 5 children in the USA. Fees for extra-curricular activities will not be reimbursed.

Health Insurance

Mayne will provide health and evacuation cover for the duration of your secondment. Marsh Ltd, health cover brokers will provide you with full details of the cover.

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Personal Tax Affairs

Whilst on assignment you will be subject to Mayne Tax Equalisation Policy. This policy ensures that your overall income tax liability on income you earn from Mayne during your assignment is approximately the same as it would have been had the assignment not been undertaken. Tax equalisation will not apply to non-Mayne related income and Mayne will not meet any tax liabilities on any income derived outside of remuneration related to your employment.

To assist you to comply with both your home country and host country taxation filing obligations, Mayne will arrange and pay for pre-departure and post-arrival tax consultations with KPMG. The consultation will be restricted to personal taxation matters associated with the international secondment.

Mayne will meet the costs of completion and filing of taxation returns in the USA for the duration of the assignment. The company will also pay for the completion and filing of the first taxation return required in your new domicile after the assignment has concluded.

Club Membership

Subject to availability, Mayne will meet the cost of initial entry and annual subscription for one family membership of a sporting or social club for the duration of this assignment. Incidental non-business expenses associated with the club membership are your responsibility.

Contact and Entertainment Expenses

Contact and entertainment expenses, which are business related and of benefit to the company will be reimbursed through the process of claim and approval by the Group General Manager, Pharmaceuticals.

COMPLETION OF ASSIGNMENT

Travel

On completion of the expatriation assignment you will be entitled to: -

•	Business class travel for your and your immediate family, via the most direct route available between the USA and Australia.

Relocation Allowance

You will be entitled to a lump sum tax free relocation allowance equivalent to 1 month’s Superannuation salary, paid as nett, to cover the incidental costs of relocation upon completion of your assignment. This allowance is not available should you resign prior to the end of the assignment or be dismissed for reasons of misconduct.

Transportation of Personal Effects

Mayne will meet the cost of:

•	Removal of household effects, including packing, transport and insurance, to a maximum of one full container load.

•	Transport by air of clothes and personal items required on an ongoing basis.

•	Continuing storage of household items for a maximum of 60 days after arriving in the home location.

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Temporary Living Expenses

You may be reimbursed for temporary living expenses for yourself and your immediate family, such as accommodation, laundry and meals, for up to three days before departure from the USA and to a maximum of 30 days on arrival in Australia.

Repatriation

Should you be dismissed for reasons other than misconduct Mayne will meet the costs of repatriation to Australia. In this instance air travel will be Economy Class.

Mayne will not meet the cost of repatriation should you resign prior to the end of the assignment.

* * * * * *

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TEC Schedule

TOTAL EMPLOYMENT COST

Previous Remuneration		Revised - TEC
Salary & Benefits	$235,640	Salary & Benefits	$257,312
Superannuation	$38,360	Superannuation (17.5%* of $239,360#)	$41,888
TOTAL	$274,000	TEC	$299,200

Short Term Incentive
Target	20% of TEC	$59,840
Maximum	40% of TEC	$119,680

*	Superannuation benefit factor of 17.5%
#	Salary for Superannuation is $239,360 (80% of TEC)

Effective: 15 April 2002

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